
SEC MAIL PROCESSING
RECEIVED
JUL - 3 2002
154
WASH. D.C. SECTION

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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2002

CONVERIUM HOLDING AG
(Translation of registrant's name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By: 
Name: Martin Kauer
Title: CFO

By: 
Name: Christian Felderer
Title: General Legal Counsel

Date: July 2, 2002

[PRESS RELEASE TO COME]

FOR IMMEDIATE RELEASE

Converium Holding AG wishes to announce that it has repurchased shares

July 2, 2002

Converium Holding AG wishes to announce that it has repurchased 29'299 shares in the period of June 11, 2002 through June 28, 2002 on the SWX Swiss Exchange in conjunction with its share delivery obligations under the various Employee Participation Plans.

Enquiries:

Michael Schiendorfer
Media Relations Manager
michael.schiendorfer@converium.com
Phone: +41 (0) 1 639 9657

Zuzana Drozd
Head of Investor Relations
zuzana.drozd@converium.com
phone: +41 (0) 1 639 9120